March 30, 2012

Michelle Roberts

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On January 30, 2012, Northern Lights Variable Trust (the "Registrant"), on behalf of the TOPSTM Protected Balanced ETF Portfolio, TOPSTM Protected Moderate Growth ETF Portfolio and TOPSTM Protected Growth ETF Portfolio (each a "Portfolios" and together the “Portfolios”), each a series of the Registrant, filed Post-Effective Amendment No. 47 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 6, 2012, you provided oral comments.  Please find below the Registrant's responses to those comments which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated below.  For your convenience, I have summarized your comment.

GENERAL

Comment.  Please describe in correspondence to the Commission why the Portfolio has added additional Classes 3 and 4 and describe to whom each class will be marketed.

Response.  Classes 3 and 4 were added to create additional classes with differing 12b-1 fees in order to increase the number or variety of options for marketing the Portfolio.  Shares of both classes are intended to be sold to certain separate accounts of life insurance companies, as well as qualified pension and retirement plans and certain unregistered separate accounts.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

If you have any questions or additional comments, please call the undersigned at 614-469-3361.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Fax: 614.469.3361   Phone: 614.469.3265